June 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Katherine Wray

Re:	Macondray Capital Acquisition Corp. I

Registration Statement on Form S-1 (as amended)

File No. 333-256171

Dear Ms. Wray:

Reference is made to our letter dated June 28, 2021, requesting the acceleration of effectiveness of the above-referenced Registration Statement (the "Registration Statement") on Form S-1 (File No. 333-256171) of Macondray Capital Acquisition Corp. I (the “Company”). The Company hereby withdraws its earlier acceleration request and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby further requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on June 30, 2021, or as soon as possible thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Gerald M. Spedale at Gibson, Dunn & Crutcher LLP, our external counsel, at (346) 718-6888.

Sincerely,

MACONDRAY CAPITAL ACQUISITION CORP. I

/s/ R. Grady Burnett
Name: R. Grady Burnett
Title: Co-Chief Executive Officer

cc:	Gerald M. Spedale, Gibson, Dunn & Crutcher, LLP